GTE CORPORATION

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549



                                   FORM 11-K/A

             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993



                                GTE CORPORATION

          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY
EMPLOYEES


                                GTE CORPORATION

                               ONE STAMFORD FORUM

                          STAMFORD, CONNECTICUT  06904










                                GTE CORPORATION

         SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

     FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND DECEMBER 31,
1992

                                 TOGETHER WITH

                                AUDITORS' REPORT

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees:

    We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees as of December 31, 1993 and 1992, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended as restated (see Note 2). These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the Statements of Net Assets Available for Plan Benefits and Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                      ARTHUR ANDERSEN LLP

Stamford, Connecticut
June 9, 1995

                                          GTE CORPORATION
                    SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          DECEMBER 31, 1993



                                         GTE
                                        Stock      Equity    Bond     Income      Loan
                                         Fund       Fund     Fund      Fund       Fund     Total
                                                       (Thousands of Dollars)
ASSETS:

Investments                             $72,365   $13,698   $1,422    $25,852   $4,246    $117,583

Receivables                               1,968        79       15        141      -         2,203

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $74,333   $13,777   $1,437    $25,993   $4,246    $119,786




                   The accompanying notes are an integral part of this statement.
                                           GTE CORPORATION
                     SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          DECEMBER 31, 1992


                                          GTE
                                         Stock      Equity    Bond     Income      Loan
                                          Fund       Fund     Fund      Fund       Fund      Total
                                                        (Thousands of Dollars)
ASSETS:

Investments                             $382,894   $61,302   $9,313   $210,372   $45,425   $709,306

Receivables                               29,508       946      545      3,173     3,236     37,408

    Total Assets                         412,402    62,248    9,858    213,545    48,661    746,714


Forfeitures Payable                        4,140       462       17      2,240     5,526     12,385

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $408,262   $61,786   $9,841   $211,305   $43,135   $734,329




                   The accompanying notes are an integral part of this statement.
                                           GTE CORPORATION
                     SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1993

                                      GTE
                                     Stock      Equity      Bond      Income     Loan
                                      Fund       Fund       Fund       Fund      Fund       Total
                                                       (Thousands of Dollars)
Contributions (Note 3)
  Employee                         $  17,715    $ 4,789    $  753   $ 11,747   $   -     $ 35,004
  Employer                             1,734        -         -         -          -        1,734

Interest and Dividends                12,060        -         -       10,853       -       22,913

Net Investment Gain                   23,612      4,984       987        632       -       30,215

Withdrawals, Terminations and
  Interfund Transfers                (45,009)    (4,678)     (851)   (24,689)    8,620    (66,607)

Transfer to Another Plan (Note 5)   (344,041)   (53,104)   (9,293)  (183,855)  (47,509)  (637,802)

    Net change during the year      (333,929)   (48,009)   (8,404)  (185,312)  (38,889)  (614,543)

NET ASSETS AVAILABLE FOR PLAN
BENEFITS - beginning of year         408,262     61,786     9,841    211,305    43,135    734,329

NET ASSETS AVAILABLE FOR PLAN
BENEFITS - end of year              $ 74,333    $13,777    $1,437   $ 25,993   $ 4,246   $119,786




                   The accompanying notes are an integral part of this statement.
                                           GTE CORPORATION
                     SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1992

                                      GTE
                                     Stock      Equity      Bond      Income     Loan
                                      Fund       Fund       Fund       Fund      Fund     Total
                                                       (Thousands of Dollars)
Contributions (Note 3)
  Employee                          $ 24,599    $ 7,965    $1,465   $ 26,233   $   -    $ 60,262
  Employer                            23,847        -         -         -          -      23,847

Interest and Dividends                18,835        -         -       15,388       -      34,223

Net Investment Gain                      242      4,327       628        -         -       5,197

Withdrawals, Terminations and
  Interfund Transfers                (28,982)    (3,255)     (609)   (22,497)    7,052   (48,291)

Transfer to Another Plan (Note 5)     (2,160)      (146)      (70)    (1,128)       15    (3,489)

    Net change during the year        36,381      8,891     1,414     17,996     7,067    71,749

NET ASSETS AVAILABLE FOR PLAN
BENEFITS - beginning of year         371,881     52,895     8,427    193,309    36,068   662,580

NET ASSETS AVAILABLE FOR PLAN
BENEFITS - end of year              $408,262    $61,786    $9,841   $211,305   $43,135  $734,329




                   The accompanying notes are an integral part of this statement.

                                GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY
EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS



(1) Description of the Plan:

    The GTE Corporation ("GTE") Savings, Investment & Tax-Deferral Plan for Hourly Employees ("Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The purpose of the Plan is to provide eligible employees of GTE's subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

    The Plan is available to employees of GTE's Participating Affiliates who (a) are not in units covered by a collective bargaining agreement unless such agreement specifically provides for the participation of such employees in the Plan, or (b) are not in units deemed by a Participating Affiliate to be a nonparticipating unit on the basis of uniform and nondiscriminatory rules, (c) are not active participants in the GTE Savings Plan or (d) are not nonresident aliens who do not receive compensation that constitutes earned income from sources within the United States.

    Normally, participation will continue as long as a member is employed by GTE or a Participating Affiliate. Participation ceases upon death, disability or separation from service for more than one year, and when all funds in a member's account have been paid to the member or his beneficiaries.

    Company contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service. For members with less than five years of service, Company contributions vest 50% immediately and 50% two years after the end of the Plan year for which the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

      Through December 31, 1993, each member directed their contributions to be invested in any of four funds. Members are permitted to make changes to their investment choices once every six months. A description of the funds follows:

      GTE Stock Fund     -    Common Stock of GTE Corporation
      Equity Fund        -    Common stocks of various corporations
in
                              accordance with a commonly used index
of
                              corporate equity shares of stock, such
as
                              the Standard & Poor's 500 Composite
Price
                              Index; stock index futures contracts;
                              stock index options; or cash, interests
in
                              money-market funds, or other cash
                              equivalents
      Bond Fund          -    Public and private bonds and
debentures,
                              interest and other distributions
received
                              with respect to those bonds and
debentures
                              will be invested in bonds as soon as is
                              practicable
                                GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY
EMPLOYEES
                  NOTES TO FINANCIAL STATEMENTS - (Continued)


      Income Fund        -    Funds invested in contracts with
insurance
                              companies, securities of U. S.
government,
                              government agencies or other highly
rated
                              issuers yielding current income and
                              reasonable rate of return with low risk
of
                              principal loss.

      A loan feature is available to members which permits borrowing up to 50% of a participant's vested balance subject to certain limitations. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans.

      The Plan participates in a master trust with other plans and, along with these other plans, owns a percentage of the assets in the master trust. These percentages are based on a pro rata share of the trust assets. At December 31, 1993, the Plan owned two percent of the assets in the trust. Dividends and interest and net investment gain or losses are allocated to the plan based upon the plan's participation in the master trust as a percentage of the total participation.

      Through December 31, 1992, State Street Bank and Trust Company (the "Trustee") was designated as the Trustee under the Plan and was responsible for the investment, reinvestment, control and disbursement of the funds of the Plan. Administrative expenses of the Plan were paid by the Participating Affiliates. Effective January 1, 1993, Fidelity Management Trust Company became the trustee of the Plan. GTE Service Corporation is the Plan Administrator.

      GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the members. In the event of termination or discontinuance of the Plan by GTE, a participant's interest in his account will be fully vested.

(2)   Accounting Policies:

      The accompanying financial statements have been prepared on the accrual basis of accounting. The 1993 financial statements have been restated, the effect of which increased the previously reported net assets available for plan benefits.

      GTE Stock Fund is valued on the last published sales price on the last business day of the year on the composite listing of the New York Stock Exchange.

      The Equity and Bond Funds are valued based on the market values of the securities which underlie the portfolio of the pooled investments plus dividends and interest awaiting reinvestment (Securities listed on national securities exchanges are valued at closing sales prices on such exchanges or, in the absence of closing sales prices, at the mean of the last published bid and asked prices or the last published sales price, whichever is more recent. Nonlisted securities are valued at either the mean of the most recent published bid and asked prices or by officers of State Street Bank and Trust Company or Fidelity Management Trust Company, as Trustee).
                                GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY
EMPLOYEES
                  NOTES TO FINANCIAL STATEMENTS - (Continued)



      Investment contracts in the Income Fund are valued at cost plus reinvested interest. Promissory notes in the Loan Fund are valued at cost plus interest earned.

      Dividends and interest earned on underlying securities in the Equity and Bond Funds are reinvested in such funds and are not remitted to the Plan. Accordingly, dividends and interest in these funds are included in the net investment gains and losses.

       Realized and unrealized gains and losses of Plan assets are based on the value of the assets at the beginning of the Plan year or at time of purchase if acquired during the year. For the GTE Stock Fund, the realized gain or loss on the sale of investments was a $0.6 million gain and a $0.3 million loss for 1993 and 1992, respectively. The unrealized gains on investments were $23.0 million and $0.5 million for 1993 and 1992, respectively.

       Withdrawals are reported on the cash basis in the Statement of Changes in Net Assets Available for Plan Benefits. Amounts payable to individuals at December 31, 1992, who withdrew from participation in the Plan have been included in plan equity of the accompanying December 31, 1992 statement of net assets available for plan benefits and are as follows (in thousands):

                   Fund
                GTE Shares                       $1,093
                Equity                              180
                Bond                                  -
                Income                            1,409
                   Total                         $2,682

There were no amounts payable to individuals who had withdrawn from participation in the Plan as of December 31, 1993.

(3)   Contributions:

      The Plan is funded by contributions from participants up to a maximum of 16% of compensation and from Participating Affiliates in shares of GTE Common Stock equivalent in value to 50% of the initial 6% of the member's contribution not withdrawn during the Plan year. The Participating Affiliates matching contribution is credited following the close of each calendar year to the accounts of participants who have not terminated their active membership. Member contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). For the part of any Plan year in which a member's Elective and/or After-Tax contributions were at least 6% of compensation, but less than the 16% maximum, the member was eligible to make an additional After-Tax contribution in succeeding years equivalent to the difference between these contributions and 16% of compensation. Each member's Elective Contributions to the Plan for the 1993 Plan year was limited to $8,994.
                                GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY
EMPLOYEES
                  NOTES TO FINANCIAL STATEMENTS - (Continued)



      Company contributions in the form of GTE Common Stock are generally made within 60 days after the end of the Plan year.
Contributions for the 1993 and 1992 Plan years were 52,714 shares and 675,526 shares, respectively.

(4)    Tax Status:

       The Plan is a qualified profit sharing plan under Sections 401 and 501 of the Internal Revenue Code ("Code"), as amended, and consequently is exempt from Federal income tax. Certain changes have been made to the Plan to comply with the Tax Reform Act of 1986 ("TRA 86"). Management also intends to make additional changes to comply with the final rulings of TRA 86 and will file for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management anticipates that a letter to the effect that the Plan, as amended, qualifies under Sections 401 and 501 of the Code will be received in due course.

(5)   Transfer (to) from Another Plan:

        During 1993, approximately $638 million of net assets were transferred out of the Plan into the newly established GTE Hourly
Savings Plan.

        During 1992, net assets of approximately $3.5 million were transferred to a newly established plan for certain employees of WESGO Corporation.

                                   GTE CORPORATION
             SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                       SCHEDULE OF INVESTMENTS IN MASTER TRUST
                                (thousands of dollars)


                                                     1993           1992

FIDELITY FUNDS:

Equity - Income Fund                             $  142,560     $      -
Overseas Fund                                        86,633            -
U.S. Equity Index Collective Trust Fund             117,315            -
Retirement Government Money Market Portfolio         45,128            -
Magellan Fund                                       282,612            -
Conservative Strategy Portfolio                     556,015            -
Conservative Growth Strategy Portfolio              228,880            -
Moderate Growth Strategy Portfolio                  249,088            -
Long-Term Growth Strategy Portfolio                 177,260            -

OTHER FUNDS:

GTE Stock Fund                                    1,410,604      1,434,617
ESOP Shares Fund                                    850,243        860,188
Loan Fund                                           173,313        141,237
Equity Fund                                          13,698        399,381
Bond Fund                                             1,422         45,868
Income Fund                                          25,852      1,079,404

    Total                                        $4,360,623     $3,960,695





       The accompanying notes are an integral part of this schedule.

                                                  GTE CORPORATION
                            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES
                                   Schedule of INVESTMENT INCOME IN MASTER TRUST
                                              (thousands of dollars)


                                                      December 31, 1993               December 31, 1992
                                                 Dividends    Net Investment     Dividends    Net Investment
                                                & Interest         Gain         & Interest         Gain
FIDELITY FUNDS:

Equity - Income Fund                              $  4,119      $ 11,122         $    -            $   -
Overseas Fund                                        1,296        11,598              -                -
U.S. Equity Index Collective Trust Fund                -          16,413              -                -
Retirement Government Money Market Portfolio           917             3              -                -
Magellan Fund                                       23,172         7,337              -                -
Conservative Strategy Portfolio                        -          41,707              -                -
Conservative Growth Strategy Portfolio                 -          14,289              -                -
Moderate Growth Strategy Portfolio                     -          17,772              -                -
Long-Term Growth Strategy Portfolio                    -          16,366              -                -

OTHER FUNDS:

GTE Stock Fund                                      61,959        40,045           68,612            2,843
ESOP Shares Fund                                    45,568         8,859           44,133              237
Loan Fund                                              -             -                -                -
Equity Fund                                            -           4,984              559           28,132
Bond Fund                                              -             987              605            2,437
Income Fund                                         10,853           632           80,503              -

    Total                                         $147,884      $192,114         $194,412          $33,649



                               The accompanying notes are an integral part of this schedule.



                               GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY
EMPLOYEES
                      SAVINGS & INVESTMENT MASTER TRUST



                              Notes to Schedules

(1) The plans participating in the Master Trust include the GTE
Savings Plan; GTE Hourly Savings Plan; GTE Savings, Investment and Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan and AGCS Hourly Savings Plan.

(2) Funds invested in contracts with insurance companies, excluding Mutual Benefit Life Insurance Company (Mutual Benefit) discussed in note 2 below, at December 31, 1993, represented 66% of the Conservative Strategy Portfolio consisting of 68 investment contracts held with 24 different insurance companies (these insurance companies were rated A- or better by Standard & Poor's as of December 31,
1993). The investment contracts bear interest rates ranging from 5.28% to 9.67% and have scheduled maturities from March 1, 1994 to December 31, 1999.

(3) At December 31, 1993, the Income Fund had an investment contract with Mutual Benefit which represented approximately 5% of the Conservative Strategy Portfolio's investments and approximately 1% of the master trust investments. At December 31, 1993 this investment is carried at contract value of $31,560,000 in the master trust. On July 15, 1991 the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993 Mutual Benefit filed its First Amended Plan of Rehabilitation which, was approved by the Superior Court of New Jersey effective May 2, 1994. GTE opted into the plan and will receive a new contract which preserves principle and extends maturities, with minimum interest and premium payments over the rehabilitation period. The contract balance will be credited with the contract rate of interest for the period from July 16, 1991 to December 31, 1991. A crediting rate of 4% will be applied from January 1, 1992 to December 31, 1992 and 3.50% will be applied for each year in the period from January 1, 1993 to December 31, 1994.
In each subsequent rehabilitation period year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. No interest has been accrued on the investment since October 1, 1991.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                           GTE CORPORATION
                                SAVINGS, INVESTMENT & TAX-DEFERRAL
PLAN
                                         FOR HOURLY
EMPLOYEES
                                             (Name of Plan)



Date     June 27, 1995          By          Lawrence R. Whitman

                                           (Lawrence R. Whitman)
                                       Vice President and Controller







                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K/A into GTE
Corporation's previously filed Registration Statement on Form S-8
(File No. 33-46612).






                                       ARTHUR ANDERSEN LLP


Stamford, Connecticut
June 21, 1995